Exhibit 99.10

April 2, 2023

Mr. Paul Fonteyne

Chairman of the Board of Directors

Gelesis Holdings, Inc.

501 Boylston Street, Suite 6102

Boston, MA 02116

Dear Mr. Fonteyne:

PureTech Health PLC is pleased to submit an offer to acquire all of the outstanding equity of Gelesis at a price of $0.21 per share, payable in shares of PureTech, a premium of approximately 30% to Gelesis’ closing price on March 31, 2023.

In connection with our offer, we are prepared to provide up to an additional $5 million of senior secured financing to fund day-to-day operations at Gelesis based upon an agreed budget and carefully managed funding process.

Our offer is non-binding and is contingent on final approval of the transaction by our Board of Directors, as well as Gelesis negotiating a substantial reduction of its outstanding indebtedness on terms acceptable to PureTech.

Our proposal is also contingent upon approval by an independent committee of the Gelesis Board of Directors and approval by a majority of the outstanding Gelesis shares not owned by PureTech or its affiliates.

We anticipate that definitive documentation can be negotiated and a transaction can be presented to our respective Boards of Directors within 2 weeks following your acceptance of our proposal.

We stand ready to commence discussions with Gelesis and its advisors. I look forward to your prompt response.

Sincerely,

Bharatt Chowrira

President, PureTech Health PLC

Cc: Board of Directors, Gelesis Holdings, Inc.